EXHIBIT 99.3
PERSONAL & CONFIDENTIAL
July 22, 2007
The Board of Directors of
Cumulus Media Inc.
Dear Sirs:
     This letter is in reference to, and subject to the terms and qualifications contained in, our letter to you of July 20, 2007. In that letter, Lew Dickey and members of his family, together with their investment partner, Merrill Lynch Global Private Equity, offered to acquire all of the outstanding shares of common stock of the Company.
     We have worked very hard over the last few days to improve our proposal based on our discussions. We now provide you our best and final offer of $11.75 per share.
     This offer is subject to the contract terms we have previously communicated to you and your representatives.
Very truly yours,
/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.
/s/ Robert F. End
Robert F. End, for Merrill Lynch Global Private Equity